AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Pursuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 SEPTEMBER 2017
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
BRL 6 million Fixed Rate Notes "Improve the quality of life for the people of Africa"	Borrowing	5-Jul-17	16-Aug-17	17-Feb-21	BRL 6.00	Credit Agricole Corporate & Investment Bank
TRY 6.5 million Fixed Rate Notes "Improve the quality of life for the people of Africa	Borrowing	5-Jul-17	15-Aug-17	16-Aug-19	TRY 6.50	Credit Agricole Corporate & Investment Bank
MXN 750 million Zero Coupon Notes Tap 4	Borrowing	7-Jul-17	14-Jul-17	9-Feb-32	MXN 750.00	JP Morgan
JPY 300 million PRDC Callable Notes	Borrowing	7-Jul-17	1-Aug-17	2-Aug-47	JPY 300.00	Daiwa Capital Markets
JPY 100 million Fixed Rate Callable Notes	Borrowing	7-Jul-17	27-Jul-17	1-Feb-37	JPY 100.00	JP Morgan
AUD 60 million Kangaroo _ Tap 7	Borrowing	12-Jul-17	24-Jul-17	27-Jul-27	AUD 60.00	Daiwa Capital Markets
MXN 250 million Zero Coupon Notes _Tap 5	Borrowing	12-Jul-17	19-Jul-17	9-Feb-32	MXN 250.00	JP Morgan
BRL 4.4 million Fixed Rates Notes	Borrowing	20-Jul-17	12-Sep-17	13-Sep-21	BRL 4.4	HSBC
INR 100 million Zero Coupon Notes_ Tap 1	Borrowing	21-Jul-17	28-Jul-17	17-May-24	INR 100.00	BNP Paribas
AUD 150 million Kangaroo _ Tap 5	Borrowing	26-Jul-17	3-Aug-17	23-Mar-22	AUD 150.00	Standard Chartered Bank
AUD 40 million Kangaroo _ Tap 8	Borrowing	26-Jul-17	2-Aug-17	27-Jul-27	AUD 40.00	Toronto Dominion
TRY 6.4 million Fixed Rate Notes "Improve the quality of life for the people of Africa	Borrowing	1-Aug-17	13-Sep-17	14-Sep-20	TRY 6.40	Credit Agricole Corporate & Investment Bank
INR 87 million Fixed Rate Notes "Improve the quality of life for the people of Africa"	Borrowing	2-Aug-17	14-Sep-17	15-Sep-21	INR 87.00	BNP Paribas
AUD 50 million Kangaroo _ Tap 9	Borrowing	9-Aug-17	16-Aug-17	27-Jul-27	AUD 50.00	ANZ
INR 600 million Fixed Rate Notes	Borrowing	10-Aug-17	23-Aug-17	23-Aug-21	INR 600.00	Daiwa Capital Markets
USD 10 million Fixed Rate Callable Notes	Borrowing	10-Aug-17	17-Aug-17	17-Aug-27	USD 10.00	Societe General
TRY 9.7 million Fixed Rate Notes _ Tap 1 "Improve the quality of life for the people of Africa"	Borrowing	14-Aug-17	13-Sep-17	14-Sep-20	TRY 3.30	Credit Agricole Corporate & Investment Bank
TRY 50 million Deep Discount Zero Coupon Notes	Borrowing	14-Aug-17	23-Aug-17	23-Aug-27	TRY 50.00	Daiwa Capital Markets
USD 131.40 million Fixed Rate Notes	Borrowing	16-Aug-17	30-Aug-17	1-Mar-23	USD 131.40	BNP Paribas
USD 129.53 million Fixed Rate Notes	Borrowing	16-Aug-17	30-Aug-17	1-Aug-22	USD 129.53	BNP Paribas
BRL 7.3 million Fixed Rate Notes	Borrowing	17-Aug-17	11-Oct-17	13-Oct-21	BRL 7.30	HSBC
IDR 18 billion Fixed Rate Notes	Borrowing	18-Aug-17	11-Oct-17	12-Oct-21	IDR 18,000.00	HSBC
TRY 13.0 million Fixed Rate Notes _Tap 2 "Improve the quality of life for the people of Africa"	Borrowing	22-Aug-17	13-Sep-17	14-Sep-20	TRY 3.30	Credit Agricole Corporate & Investment Bank
AUD 35 million Kangaroo _ Tap 10	Borrowing	23-Aug-17	30-Aug-17	27-Jul-27	AUD 35.00	Daiwa Capital Markets
BRL 7.9 million Fixed Rate Notes _ Tap 1	Borrowing	23-Aug-17	12-Sep-17	13-Sep-21	BRL 3.50	HSBC
USD 10 million BWP FX-Linked Notes	Borrowing	25-Aug-17	8-Sep-17	8-Sep-21	USD 10.00	ICBC Standard Bank
BRL 40 million Fixed Rate Notes	Borrowing	29-Aug-17	5-Sep-17	1-Sep-20	BRL 40.00	Daiwa Capital Markets
IDR 12.5 billion Fixed Rate Notes	Borrowing	31-Aug-17	27-Sep-17	28-Sep-20	IDR 12,500.00	Credit Agricole Corporate & Investment Bank
SEK 733 million Fixed Rate Notes "Light up and Power Africa Bond"	Borrowing	6-Sep-17	21-Sep-17	21-Sep-27	SEK 733.00	Deutsche Bank
AUD 25 million Kangaroo _Tap 11	Borrowing	7-Sep-17	14-Sep-17	27-Jul-27	AUD 25.00	Mizuho Inter. Plc
TRY 8.5 million Fixed Rate Notes "Improve the quality of life for the people of Africa"	Borrowing	8-Sep-17	12-Oct-17	13-Oct-20	TRY 8.50	BNP Paribas
TRY 55 million Deep Discount Zero Coupon Notes	Borrowing	11-Sep-17	30-Oct-17	31-Oct-22	TRY 55.00	BNP Paribas
JPY 300 million FX-Linked Callable Notes	Borrowing	14-Sep-17	3-Oct-17	3-Oct-47	JPY 300.00	JP Morgan
TRY 50 million Deep Discount Zero Coupon Notes _Tap1	Borrowing	15-Sep-17	22-Sep-17	23-Aug-27	TRY 50.00	Daiwa Capital Markets
INR 100 million Zero Coupon Notes _ Tap 2	Borrowing	19-Sep-17	26-Sep-17	17-May-24	INR 100.00	BNP Paribas
AUD 50 million Fixed Rate Notes "Industrialize Africa "	Borrowing	20-Sep-17	27-Sep-17	27-Sep-27	AUD 50.00	Daiwa Capital Markets
BRL 5.8 million Fixed Rate Notes	Borrowing	20-Sep-17	7-Nov-17	8-Nov-21	BRL 5.80	HSBC
IDR 18 billion Fixed Rate Notes "Improve the quality of life for the people of Africa"	Borrowing	20-Sep-17	7-Nov-17	8-Nov-21	IDR 18,000.00	Credit Agricole Corporate & Investment Bank
ZAR 250 billion Zero Coupon Notes _Tap 1	Borrowing	26-Sep-17	3-Oct-17	5-Apr-46	ZAR 250.00	JP Morgan
EUR 100 million, Zero Coupon EMTN	Borrowing	29-Sep-17	10-Oct-17	10-Oct-57	EUR 100.00	JP Morgan
BRL 3.2 million Fixed Rate Notes "Improve the quality of life for the people of Africa"	Borrowing	29-Sep-17	8-Nov-17	9-Nov-21	BRL 3.20	Credit Agricole Corporate & Investment Bank
TRY 6.3 million Fixed Rate Notes "Improve the quality of life for the people of Africa"	Borrowing	29-Sep-17	8-Nov-17	9-Nov-20	TRY 6.30	Credit Agricole Corporate & Investment Bank

ECP transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ECP	Commercial Paper	3-Jul-17	5-Jul-17	5-Oct-17	USD 50	ING
ECP	Commercial Paper	3-Jul-17	5-Jul-17	5-Oct-17	USD 50	ING
ECP	Commercial Paper	5-Jul-17	7-Jul-17	6-Oct-17	USD 75	BOM
ECP	Commercial Paper	5-Jul-17	7-Jul-17	10-Oct-17	USD 50	ING
ECP	Commercial Paper	6-Jul-17	10-Jul-17	10-Oct-17	USD 200	ING

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
BRL 37.1 million "Clean Energy"	21-Jun-10	28-Jul-10	28-Jul-17	BRL 37.10
TRY 2.2 million Notes	23-Jun-15	27-Jul-15	28-Jul-17	TRY 2.20
USD 650 million FRN	26-Jan-16	2-Feb-16	2-Aug-17	USD 650.00
BRL 32.8 million "Clean Energy"	21-Jul-10	26-Aug-10	25-Aug-17	BRL 32.8
GHS 5 million Fixed Rate MTN	19-Aug-16	30-Aug-16	30-Aug-17	GHS 5.00

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

The Bank did not redeem any callable bonds during the Quarter.

2. Attached hereto please find a soft copy of the Bank's quarterly financial statements for the period ending 30 September 2017.

3. With regard to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer